                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)
                               (Amendment No. 2)

          Information to be included in statements filed pursuant to
            Rule 13d-1(a) and amendments thereto filed pursuant to
                                 Rule 13d-2(a)

                            BCT INTERNATIONAL, INC.
          -----------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.04 per share
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                  055-355-101
          -----------------------------------------------------------
                                (CUSIP Number)

                                Dennis J. Olle
                             Adorno & Zeder, P.A.
                     2601 South Bayshore Drive, Suite 1600
                             Miami, Florida 33133
                                (305) 858-5555
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 1, 2001
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 055-355-101                                                Page 2 of 7
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Phoenix Group of Florida, Inc., a Nevada corporation - 65-1117567

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          BK

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION -     Nevada, U.S.A

                           7       SOLE VOTING POWER

                                   2,704,312
         NUMBER OF
          SHARES           8       SHARE VOTING POWER
       BENEFICIALLY
         OWNED BY                  0
           EACH
         REPORTING
          PERSON           9       SOLE DISPOSITIVE POWER
           WITH
                                   2,704,312

                           10      SHARED DISPOSITIVE POWER

                                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,704,312

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51.6%

14   TYPE OF REPORTING PERSON (See Instructions)

          CO

                                 SCHEDULE 13D

CUSIP No. 055-355-101                                                Page 3 of 7
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William A. Wilkerson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          BK

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION -   U.S.A

                          7    SOLE VOTING POWER

                               392,675
         NUMBER OF
           SHARES         8    SHARE VOTING POWER
        BENEFICIALLY
          OWNED BY             0
            EACH
         REPORTING
           PERSON         9    SOLE DISPOSITIVE POWER
            WITH
                               392,675

                          10   SHARED DISPOSITIVE POWER

                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          392,675

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)                                                           [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

CUSIP No. 055-355-101                                              Page 4 of 7

     Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D relates is the common stock (the "Common Stock"), par value $.04 per share of BCT International, Inc., a Delaware corporation (the "Issuer"). The beneficial ownership of Phoenix Group of Florida, Inc., a Nevada corporation, and William
A. Wilkerson in this Schedule 13D is based upon 5,237,506 shares of Common Stock issued and outstanding on June 30, 2001, excluding treasury shares held for the account of the Issuer. The principal executive offices of the Issuer are located at 3000 NE 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

     Item 2.  Identity Background

     (a) This Schedule 13D is being filed on behalf of Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix") and William A. Wilkerson ("Wilkerson", and together with Phoenix, the "Reporting Persons").

     (b) The business address of the Reporting Persons is 3000 N.E. 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

     (c) Phoenix is a Nevada corporation whose sole shareholder, director and officer is Wilkerson. The principal business of Phoenix is the investment in the shares of the Issuer and similar investment opportunities. Wilkerson is the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer. The Issuer is a holding company with one wholly-owned subsidiary, Business Cards Tomorrow, Inc., a Florida corporation ("BCT"). BCT operates a wholesale franchise printing chain.

     (d) The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Phoenix is a corporation organized and existing under the laws of the State of Nevada. Wilkerson is a citizen of the United States.

     Item 3. Source and Amount of Funds or other Consideration

     Phoenix will use borrowed funds in connection with the private purchase transactions described below. Such borrowed funds have been obtained from Bank of America, N.A., on standard commercial terms.

CUSIP No. 055-355-101                                              Page 5 of 7

     Item 4. Purpose of Transaction

     The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Issuer. Accordingly, Phoenix may engage in any number of activities, including without limitation: (i) the acquisition of additional Common Stock of the Issuer; (ii) meetings and discussions with Board of Directors of the Issuer (on which Wilkerson already serves) with the intent to influence the Issuer's business and affairs in this regard; and (iii) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer.

     The Reporting Persons may acquire additional shares of Common Stock through privately negotiated and/or open market transactions, however, at this time the Reporting Persons do not have any binding obligation or commitment to acquire such additional shares of Common Stock.

     Item 5. Interest in Securities of the Issuer

     As of November 26, 2001, the Reporting Persons entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Reporting Persons, Phoenix Acquisition Corp., a Delaware corporation (the "Merger Sub"), a wholly-owned subsidiary of Phoenix, formed solely for the purpose of effecting the Merger, and the Issuer. Pursuant to the Merger Agreement, the Merger Sub was expected to merge into the Issuer (the "Merger"). As a result of the Merger, each outstanding share of Common Stock, was expected to be cancelled and converted into the right to receive $1.13 in cash, other than any outstanding share of Common Stock that is held by stockholders who perfect their appraisal rights under Delaware law or any outstanding share of Common Stock beneficially owned by the parties to the Merger Agreement or the Reporting Persons. After the Merger, the Issuer was expected to be a privately held corporation, 100% of which was expected to be beneficially owned by the Reporting Persons.

     As of April 26, 2002, the Merger Agreement was terminated by mutual consent of the parties thereto. The Reporting Persons have withdrawn their offer to acquire the shares of the Issuers Common Stock not owned by them and have informed the Company that they have decided not to pursue such an acquisition at this time.

     On or about September 1, 2001, Phoenix entered into various oral agreements to privately purchase an aggregate of 288,858 shares of Common Stock from several shareholders of the Issuer for a purchase price of $0.90 per share.

     As previously reported, Wilkerson acquired the right to purchase 623,782 shares of Common Stock pursuant to an Option Agreement dated May 21, 2001 (the "Option"). The Option was subsequently assigned to Phoenix and on September 1, 2001 Phoenix exercised the Option and purchased the subject shares at a purchase price of $1.75 per share.

     (a) Phoenix is the beneficial owner of 2,704,312 shares of Common Stock, which

CUSIP No. 055-355-101                                              Page 6 of 7

represents 51.6% of the issued and outstanding shares of Common Stock.

     Wilkerson is the beneficial owner of 62,675 shares of the Common Stock, which represents 1.2% of the issued and outstanding shares of Common Stock. Wilkerson also has the option to acquire an additional 330,000 shares of the Common Stock pursuant to the Issuer's employee stock option plan. If this option is exercised, Wilkerson would be the beneficial owner of 392,675 shares of Common Stock, which would represent 7.1% of the issued and outstanding shares of Common Stock.

     (b) Phoenix is the beneficial owner of 2,704,312 shares of Common Stock and has the sole voting and dispositive power with respect to all such shares of Common Stock. Wilkerson is the beneficial owner of 392,675 shares of Common Stock and has the sole voting and dispositive power with respect to all such shares of Common Stock.

     (c) Except with respect to the transactions previously reported or reported herein, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     In connection with the Common Stock transaction reported in Item 5, above, and the previously-reported private purchase of Common Stock by Phoenix from Steven N. Bronson and Catalyst Financial, LLC, Phoenix borrowed monies from Bank of America, N.A. (as described above). As a condition of the loan, the Issuer (and its subsidiary) agreed to provide a corporate guaranty, including a pledge of substantially all of their assets. This corporate guaranty was provided on the following conditions: (i) the last year of Wilkerson's employment agreement with the Issuer was eliminated; (ii) Wilkerson and Phoenix, jointly and severally, agreed to grant the Issuer an option to repurchase all of the shares of Common Stock bought with the borrowed funds at the same price paid by Phoenix and pay certain of the Issuer's "out-of-pocket" expenses, unless (a) Wilkersoin and/or Phoenix make an offer (which may be contingent on financing) on or before September 30, 2001, to purchase for cash all of the Issuer's shares which are held by shareholders other than Phoenix and its affiliates, and providing for a closing of that transaction on or before April 15, 2002 and (b) such transaction closes on terms deemed "fair" to the Issuer and its shareholders by a Special Committee of the Board of Directors; and (iii) Wilkerson and Phoenix, jointly and severally, agreed to immediatley reimburse the Issuer (and its subsidiary) for all payments made pursuant to the corporate guaranty. The terms of these conditions are more fully described in Exhibit A to this Schedule.

CUSIP No. 055-355-101                                              Page 7 of 7

     Item 7. Material to be Filed as Exhibits

     Exhibit A:   Agreement, dated August 9, 2001, among BCT International,
                  Inc., Business Cards Tomorrow, Inc., Phoenix Group of Florida,
                  Inc. and William A. Wilkerson.

CUSIP No. 055-355-101                                               Page 7 of 7

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Phoenix Group of Florida, Inc.


                                   By:    /s/ William A. Wilkerson
Dated: April 26, 2002              Title: William A. Wilkerson, President


                                   William A. Wilkerson, individually


Dated: April 26, 2002              By:    /s/ William A. Wilkerson

                                   EXHIBIT A

                                   AGREEMENT

     This Agreement is dated as of August 9, 2001, among BCT International, Inc., a Delaware corporation and its wholly-owned subsidiary Business Cards Tomorrow, Inc., a Florida corporation (collectively, the "Company"), Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix") and William A. Wilkerson ("Wilkerson").

     WHEREAS, Wilkerson is Chairman and Chief Executive Officer of the Company and President and sole shareholder of Phoenix and has requested the Company to enter into a continuing and unconditional guaranty (the "Guaranty") in favor of Bank of America, N.A. (the "Bank") unconditionally guaranteeing the payment of Phoenix's debt to the Bank pursuant to the $2,000,000 loan (the "Loan") as set forth in the loan agreement, promissory note and other related documents of even date (collectively, the "Loan Documents") and has requested that the Company, to secure its obligations under the Guaranty, pledge substantially all of its assets to the Bank;

     WHEREAS, Wilkerson has requested that the Company enter into the Guaranty in order to facilitate a series of transactions (collectively, the "Transaction") culminating in the acquisition of all of the shares of the Company by Phoenix (or its affiliates), with Phoenix as the surviving corporation, such that the Company shareholders other than Phoenix would receive cash in exchange for their Company shares on terms deemed "fair" to the shareholders by the special committee of the Company's Board of Directors (the "Special Committee");

     WHEREAS, the Special Committee has recommended that the Company enter into the Guaranty and related loan documents in order to facilitate the Transaction provided that Wilkerson and Phoenix agree to the terms hereof, and Wilkerson and Phoenix are agreeable to same.

     NOW THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that the foregoing recitals are true and correct and further agree as follows:

     1. Immediately upon the execution of this Agreement, the Company shall execute and deliver the Guaranty, the related Security Agreement and such other documents as the Bank shall reasonably request in connection with the Loan.

     2. In consideration of the Company's execution and delivery of the Guaranty and related Loan Documents, Wilkerson and Phoenix agree to the following:

          A. Wilkerson's Employment Agreement with the Company dated as of March

               1, 1993, as amended on June 12, 1997, is hereby amended to change the termination date set forth in section 3 thereof to February 28, 2002.

          B. On or before September 30, 2001, Phoenix shall make a firm offer (which may be contingent upon the receipt of financing) to purchase for cash all of the Company's shares held by persons other than Phoenix(or its affiliates). The offer shall provide for a closing of the Transaction on or before April 15, 2002.

          C. If the Transaction does not close on terms deemed "fair" to the Company and its shareholders by the Special Committee by April 15, 2002, or Phoenix fails to make the required firm offer by September 30, 2001, then Wilkerson and Phoenix, jointly and severally, will, within 30 days after the expiration of the applicable deadline, reimburse the Company for all of its legal and other expenses incurred in connection with the Transaction, and, immediately upon the expiration of the deadline Phoenix will grant to the Company an assignable one-year option to repurchase all of the shares of Company common stock bought with the Loan proceeds at the same price paid by Phoenix.

     3. Notwithstanding the foregoing, the April 15, 2002, deadline for closing of the Transaction will be subject to extension until no later than May 31, 2002, in the event of unreasonable delays caused by third parties beyond the control of Wilkerson and Phoenix, including, but not limited to, the Securities and Exchange Commission.

     4. Wilkerson and Phoenix, jointly and severally, agree to pay to the Bank when and as due any and all obligations under the Loan Documents. In the event that the Bank demands that the Company make any payment in connection with the Loan Documents and such payment is made, then Wilkerson and Phoenix shall, jointly and severally, reimburse the Company for each such payment immediately upon demand by the Company. Interest shall accrue at an annual rate of 10% from the applicable due date on all of Wilkerson's and Phoenix's reimbursement obligations under this Agreement.

     5. In order to secure the obligations of Wilkerson and Phoenix to the Company hereunder, Phoenix agrees to grant to the Company a first priority security interest in any and all shares of the Company's common stock purchased with Loan proceeds. This pledge shall be reflected in a security agreement in the form attached as Exhibit "A." As additional security for the obligations of Wilkerson and Phoenix hereunder, Phoenix agrees to grant to the Company a second priority security interest (junior to the Bank's security interest) in the 935,382 shares of Company stock now owned by Phoenix pursuant to a security agreement in the form attached as Exhibit "B."


     6. The Company, in its sole discretion, shall be entitled to set off any and all amounts owed by Wilkerson or Phoenix under this Agreement against any and all obligations of the Company to Wilkerson or Phoenix.

     7. In the event of litigation arising under this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party its reasonable attorneys fees and expenses incurred in connection with such litigation at all levels.

     8. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.


                                   BCT INTERNATIONAL, INC.


                                   By:  /s/ Jeffrey Hewson
                                        Jeffrey Hewson, Director

                                   BUSINESS CARDS TOMORROW, INC.


                                   By:  /s/ Jeffrey Hewson
                                        Jeffrey Hewson, Director


                                   PHOENIX GROUP OF FLORIDA, INC.


                                   By:  /s/ William A. Wilkerson
                                        William A. Wilkerson, President


                                        /s/ William A. Wilkerson
                                        William A. Wilkerson